Filed by: International Paper Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Smurfit Kappa Group Plc

Subject Company Commission File No.: 333-178633

Date: March 7, 2018

The following is gateway language that appears on the International Paper Website at http://internationalpaper2015.q4web.com/investor-relations/Smurfit-Kappa-Proposal/

ACCESS TO MATERIALS

Pursuant to an announcement dated 6 March 2018, International Paper Company (“Bidder”), announced a possible offer for the entire issued and to be issued share capital of Smurfit Kappa Group plc (“Target”) (the “Possible Offer”). There can be no certainty that an offer will be made or as to the terms of the offer, if any.

If you would like to access the information regarding the Possible Offer please read this notice carefully – it applies to all persons who view this section of the website (“Microsite”) and, depending on where you live, it may affect your rights. This notice may be amended or updated by Bidder from time to time and it should be read carefully in full each time you wish to view the Microsite. In addition, the content of the Microsite, and its accessibility by certain persons, may be amended at any time in whole or in part at the sole discretion of Bidder.

For regulatory reasons we have to ensure you are aware of the appropriate regulations for the country which you are in. To allow you to view details relating to the Possible Offer, you have to read the following and then press “I agree”. If you are unable to agree you should press “I disagree” and you will not be able to view any such details.

Disclaimer

THIS SECTION OF THE WEBSITE (“MICROSITE”) CONTAINS ELECTRONIC VERSIONS OF ANNOUNCEMENTS, DOCUMENTS AND INFORMATION (TOGETHER THE “INFORMATION”) RELATING TO THE POSSIBLE OFFER IN COMPLIANCE WITH THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES 2013 (THE “IRISH TAKEOVER RULES”). THE INFORMATION IS BEING MADE AVAILABLE IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY, AND ITS AVAILABILITY IS SUBJECT TO THE TERMS AND CONDITIONS SET OUT BELOW.

ACCESS TO THE MICROSITE MAY BE RESTRICTED UNDER SECURITIES LAWS IN CERTAIN JURISDICTIONS OTHER THAN IRELAND, THE UNITED KINGDOM AND UNITED STATES OF AMERICA. THE INFORMATION IS NOT DIRECTED AT, AND IS NOT INTENDED TO BE ACCESSIBLE BY, PERSONS RESIDENT IN CERTAIN JURISDICTIONS (OTHER THAN IRELAND, THE UNITED KINGDOM OR UNITED STATES OF AMERICA) WHERE THE RELEVANT ACTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS AND REGULATIONS OF SUCH JURISDICTION OR WOULD RESULT IN A REQUIREMENT TO COMPLY WITH ANY GOVERNMENTAL OR OTHER CONSENT OR ANY REGISTRATION, FILING OR OTHER FORMALITY WHICH BIDDER REGARDS AS UNDULY ONEROUS (“RESTRICTED JURISDICTION”). THIS NOTICE REQUIRES YOU TO CONFIRM CERTAIN MATTERS (INCLUDING THAT YOU ARE NOT RESIDENT IN SUCH A JURISDICTION), BEFORE YOU MAY OBTAIN ACCESS TO THE INFORMATION ON THIS SECTION OF THE WEBSITE. IF YOU ARE NOT PERMITTED TO VIEW THE INFORMATION, OR VIEWING THE INFORMATION WOULD RESULT IN A BREACH OF THE ABOVE, OR YOU ARE IN ANY DOUBT AS TO WHETHER YOU ARE PERMITTED TO VIEW THE INFORMATION, PLEASE EXIT THIS WEBPAGE.

ANY OFFER FOR TARGET CANNOT BE VALIDLY ACCEPTED BY TARGET SHAREHOLDERS OR ANY OTHER PERSONS BY MEANS OF DOWNLOADING A COPY OF THE OFFER DOCUMENTS FROM THIS MICROSITE.

Basis of access to Information

The Information contained on this Microsite in respect of the Possible Offer is not intended to and does not constitute or form part of any offer to sell or otherwise dispose of or the solicitation of an offer to purchase, subscribe for or otherwise acquire any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Possible Offer or otherwise.

If Bidder announces a firm intention to make an offer to acquire Target, the full terms and conditions of the Possible Offer will be set out in the formal offer documentation (which may take the form of a scheme circular or offer document) sent to or made available to Target shareholders (the “Offer Document”) in accordance with the requirements of the Irish Takeover Rules. In considering the Possible Offer, shareholders of Target should only rely on the information contained, and procedures described, in the Offer Document.

The Information speaks only at the date of the relevant document or announcement reproduced on this Microsite and, subject to any continuing obligations under applicable law or any relevant listing rules, Bidder has and accepts no responsibility or duty to update any Information, document or announcement, and reserves the right to add to, remove or amend any information reproduced on this Microsite at any time.

In relation to any document, announcement or information contained on the Microsite, the only responsibility accepted by the directors of Bidder is for the correctness and fairness of its reproduction or presentation unless a responsibility statement in any relevant document expressly provides otherwise.

Neither the directors of Bidder, nor Target, nor any of their affiliated companies, have reviewed, and no such person is or shall be responsible for or accepts any liability in respect of, any information contained on any other website which may be linked to or from this Microsite.

Target shareholders should seek advice from an independent financial advisor as to the suitability of any action for the shareholder concerned. Any shareholder action required in connection with the Possible Offer will only be set out in the Offer Document sent to or made available to Target shareholders by Bidder if an offer for Target is made and any decision made by such shareholders should be made solely and only on the basis of information provided in the Offer Document.

Deutsche Bank Securities Inc (“DBSI”) is acting as financial adviser and Deutsche Bank AG, acting through its London Branch (together with DBSI, “Deutsche Bank”), is acting as financial adviser and corporate broker to Bidder and no other person in connection with the Information contained on this Microsite. Deutsche Bank will not be responsible to any person other than Bidder for providing any of the protections afforded to clients of Deutsche Bank, nor for providing advice in relation to any matters referred to herein. Neither Deutsche Bank nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with the Information contained on this Microsite.

Forward-looking statements

The information on this Microsite contains certain forward-looking statements with respect to the financial condition, results of operations and business of Target and certain plans and objectives of Bidder with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘hope’, ‘aims’, ‘continue’, ‘will’, ‘may’, ‘should’, ‘would’, ‘could’ or other words of similar meaning. These statements are based on assumptions and assessments made by Target and / or Bidder in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among such factors are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or disposals.

Notice to US holders of Target shares

Target shareholders resident in the United States should note that the Possible Offer relates to shares of a non-US company and is subject to disclosure requirements under Irish and EU law (which are different from those of the United States). In accordance with Rule 14d-1(d) under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Possible Offer is exempt from most rules under Regulation 14E and Regulation 14D of the Exchange Act. The Possible Offer is being made in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Possible Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under US domestic tender offer procedures and law.

It may be difficult for Target shareholders resident in the United States to enforce their rights and any claim arising out of the US federal securities laws, since Target is located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. Target shareholders resident in the United States may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In connection with a potential acquisition by Bidder of Target by way of a Scheme of Arrangement (the “Scheme”), the new Bidder shares to be issued to Target shareholders under the terms of the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933 or under the securities laws of any state, district or other jurisdiction of the United States. It is expected that the new Bidder shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof.

In the event that a Scheme does not qualify (or Bidder otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the U.S. Securities Act of 1933, Bidder would expect to register the offer and sale of the securities it would issue to Target’s US shareholders and Target shareholders by filing with the SEC a registration statement on Form S-4 (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials (the “Tender Offer Documents”). No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that Bidder may file with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT BIDDER OR TARGET HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE POSSIBLE OFFER.

Overseas persons

The materials found on this Microsite contain information in respect of the Possible Offer. Viewing this information may be unlawful if you are resident in a Restricted Jurisdiction. In certain jurisdictions, including Restricted Jurisdictions, only certain categories of persons may be allowed to view such materials. Any person resident outside Ireland, the United Kingdom or the United States of America who wishes to view these materials must first satisfy themselves that they are not subject to any local requirements that prohibit or restrict them from doing so. If you are not permitted, or if you are in any doubt as to whether you are permitted, to view the information, please exit this Microsite by clicking on the “I disagree” box.

By choosing the “I agree” option, you represent that you are not a national of, or resident in, a Restricted Jurisdiction, and that Bidder is lawfully entitled to make the content of any communication or document in relation to the Possible Offer available to you under applicable securities laws. If you are unable to give this representation, do not view the content of any communication or document in relation to the Possible Offer.

Copies of the contents of the following pages (including documents posted thereon) are not being, and must not be, directly or indirectly, released, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in or into a Restricted Jurisdiction and persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not, directly or indirectly, mail, transmit or otherwise forward, distribute or send any such documents in, into or from any such jurisdiction, as doing so may invalidate any purported acceptance of the Possible Offer. If you are not permitted to view materials on this Microsite or are in any doubt as to whether you are permitted to view these materials, please exit this Microsite and seek independent advice. Neither Bidder nor any of its respective advisers assumes any responsibility for any violation by any person of any of these restrictions. By choosing the “I agree” option, you certify that you will not forward or transmit the Information to any jurisdiction where it would be unlawful to do so. Failure to comply with any such restrictions may constitute a violation of the laws and/or regulations of any such jurisdiction. Failure to comply with any such restrictions may constitute a violation of the laws and/or regulations of any such jurisdiction.

This notice shall be governed by, and interpreted in accordance with, Irish law.

ACCEPTANCE OF DISCLAIMER

By clicking on “I agree” below, you hereby acknowledge that you have read and understood the notice set out above, that you are permitted to proceed to the Microsite and agree to be bound by the terms of this notice. By clicking on “I disagree” below, you will not be able to proceed to the Microsite.

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